Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

James W. McKenzie, Jr.

215-963-5134

jmckenzie@morganlewis.com

October 7, 2003

VIA FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. Albert Yarashus

Re:	Verticalnet, Inc. – Withdrawal of Registration Statement on Form S-3 (File No. 333-108717)

Dear Mr. Yarashus:

As counsel to Verticalnet, Inc. (the “Company”), and in accordance with the provisions of Rule 477 of Regulation C under the Securities Act of 1933, as amended, we hereby request on behalf of the Company withdrawal of the above referenced Registration Statement on Form S-3 (the “Registration Statement”).

After the Company filed the Registration Statement, the Company decided that, given current market conditions, it would be in the best interests of the Company to pursue opportunities to offer and sell its securities in private placement transactions. We are accordingly requesting the withdrawal of the Registration Statement to ensure that no general solicitation will be deemed to have occurred while the Company proceeds with any additional private placement transactions.

None of the securities covered by the Registration Statement has been sold in the offering contemplated therein. The securities included in the Registration Statement were sold to accredited investors in a private placement transaction on August 12, 2003 (the “Transaction”) or are issuable upon the exercise of outstanding warrants sold to such investors as part of the Transaction. Such investors will be informed that the Registration Statement has been withdrawn. The Company plans to file a resale registration statement in the future to cover the resale of the securities included in the Registration Statement subject to this request for withdrawal.

We look forward to receiving your favorable response to our request as soon as possible. Please feel free to call me (215.963.5134) with any questions or comments.

Kindly acknowledge receipt of this letter by date-stamping the enclosed acknowledgment copy of this letter and returning it to me in the self-addressed stamped envelope provided.

Very truly yours,

/s/ JAMES W. MCKENZIE, JR.

Enclosure

cc:	Mr. Gene S. Godick

Christopher G. Kuhn, Esquire